OSK CAPITAL II CORP
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April 26, 2006


VIA EDGAR

Brian K. Bhandari
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C., 20549

RE: OSK CAPITAL II CORP. COMMENT LETTER DATED APRIL 10, 2006


Dear Mr. Bhandari,

We have reviewed your letter dated April 10, 2006 concerning the following comments. Under each comment we have responded and have provided additional information to bring about a resolution of these matters. At any time we would welcome you contacting us concerning any of the additional information or our interpretations of the information.

1.    FORM 8-K/A FILED APRIL 7, 2006

Please revise your filing to include the date of conclusion regarding the non-reliance of previously issued financial statements in accordance with Item 4.02(a)(1) of Form 8-k.

RESPONSE

We have revised our filing so as to include the date of March 29, 2006.

2.    FORM 8-K/A FILED APRIL 7, 2006

Please revise your filing to include a brief description of the facts underlying your conclusion of non-reliance of previously issued financial statements in accordance with Item 4.02(a)(2) of Form 8-k.

RESPONSE

      June 30, 2005 10-QSB/A

      o     The consolidated balance sheet in the amended filing does not include comparative from September 30, 2004 as required.
      o     The statements of operations and cash flows in the filing has properly indicated the inception date of August 27, 2004 (the inception date of Teliphone Inc.) versus the inception date of March 2, 1999, the inception date of OSK Capital II Corp. Due to the reverse-merger nature of the acquisition, Teliphone Inc.'s inception date is used.
      o We have added an additional note (Note 4) MERGER AND RECAPITALIZATION - The merger with Teliphone Inc., a Canadian corporation, was consummated on June 8, 2005. The merger was accounted for as a recapitalization of Teliphone inc., the results of operations for periods prior to the merger are those of Teliphone Inc., Teliphone Inc.'s accumulated deficit was brought forward, and Teliphone Inc.'s historical stockholder's equity prior to the merger was retroactively restated for the equivalent number of shares received in the merger.
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                      OSK Capital II Corp. / Teliphone Inc.
                          1080 Beaver Hall, suite 1555
                        Montreal, Quebec, Canada H2Z 1S8
                          (514) 313-6000, 877 TELIPHONE
                       www.teliphone.ca info@teliphone.ca

OSK CAPITAL II CORP
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The Company hereby acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


/s/ George Metrakos
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George Metrakos

President & CEO
OSK Capital II Corp.

President
Teliphone Inc.

Tel: 514-313-6010
e-mail: gmetrakos@teliphone.ca



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                      OSK Capital II Corp. / Teliphone Inc.
                          1080 Beaver Hall, suite 1555
                        Montreal, Quebec, Canada H2Z 1S8
                          (514) 313-6000, 877 TELIPHONE
                       www.teliphone.ca info@teliphone.ca